Exhibit (C)

NOVA CHEMICALS CORPORATION COVERAGE RATIOS (1) (unaudited)

Actual

Interest coverage on long-term debt for the twelve months ended Mar 31, 2003 (2)	0.4x
Net tangible asset coverage on long-term debt as at Mar 31, 2003 (3)	2.3x

Notes:

(1)	Calculated in accordance with Canadian securities law disclosure requirements.

(2)	Interest coverage on long-term debt is equal to net income (loss) before interest expense on long-term debt and income taxes, for the preceding 12 months, divided by annual interest requirements on long-term debt.

(3)	Net tangible asset coverage on long-term debt is equal to total assets (excluding future tax assets) less liabilities (excluding long-term debt) divided by long-term debt.

(4)	See attached for detailed calculation of the above coverage ratios.

For purposes of calculating these financial ratios, long-term debt includes the long-term debt installments due within one year.

NOVA CHEMICALS CORPORATION COVERAGE RATIOS MARCH 31, 2003 (MILLIONS OF U.S. DOLLARS) (unaudited)

INTEREST COVERAGE ON LONG-TERM DEBT FOR THE TWELVE MONTHS ENDED MARCH 31, 2003

NET INCOME (LOSS)	$(46)
INTEREST EXPENSE	89
INCOME TAXES (RECOVERY)	(8)

	$35

ANNUAL INTEREST REQUIREMENT	$85

INTEREST COVERAGE ON LONG-TERM DEBT	0.4	x

Interest coverage on long-term debt is equal to net income (loss) before interest expense on long-term debt and income taxes, for the preceding 12 months, divided by annual interest requirements on long-term debt.

NET TANGIBLE ASSET COVERAGE ON LONG-TERM DEBT AT MARCH 31, 2003

TOTAL ASSETS	$4,495
TOTAL LIABILITIES	(2,806)
EXCLUDE CURRENT PORTION LONG-TERM DEBT	1
EXCLUDE LONG-TERM DEBT	1,280

NET TANGIBLE ASSETS	$2,970

LONG-TERM DEBT INCLUDING CURRENT PORTION	$1,281

NET TANGIBLE ASSET COVERAGE ON LONG-TERM DEBT	2.3	x

Net tangible asset coverage on long-term debt is equal to total assets (excluding future tax assets) less liabilities (excluding long-term debt) divided by long-term debt.